UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer: International Absorbents Inc.
Title of Class of Securities: Common Stock

CUSIP Number: 45885E104

(Name, Address and Telephone Number of Person
Authorized To Receive Notices and Communications)

Leon Moses, c/o Coney Financial Services
 1491 Coney Island Avenue
Brooklyn, NY 11230; 212-586-8224


(Date of Event which Requires Filing of this Statement)

May 15, 1997



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following line if a fee is being paid with this statement. / /
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.: 45885E104

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

   	Coney Financial Services
2.  Check the Appropriate Box if a Member of a Group

   	a.
   	b.  x
3.  SEC Use Only


4.  Source of Funds

   	WC
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization

   	New York
Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:

   	1,200,000
8.  Shared Voting Power:

   	0
9.  Sole Dispositive Power:

   	1,200,000
10. Shared Dispositive Power:

   	0
11. Aggregate Amount Beneficially Owned by Each Reporting Person

   	1,200,000
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares / /


13. Percent of Class Represented by Amount in Row (11)

    7.4%
14. Type of Reporting Person

   	PN


The purpose of this Schedule 13D is to report the ownership of Coney Financial Services in the common stock (the "Shares") of International Absorbents Inc. (the "Issuer") of more than 5% of the Shares outstanding.


Item 1.  Security and Issuer

Class and Title of Security: Common Stock

The name and address of the principal executive and business office of the Issuer is:

International Absorbents Inc.
Suite 410 Guiness Tower
1055 West Hastings Street
Vancouver B.C. V6E 2E9

Item 2.  Identity and Background

This statement is being filed on behalf of Coney Financial Services (the "Reporting Person"). The Reporting Person is a partnership organized under the laws of New York for the purpose of investing in real estate and securities. The general partners of the Reporting Person are Leon Moses, David Malek and Peter Rebenwurtzel. The principal business address of the Reporting Person is 1491 Coney Island Avenue, Brooklyn, New York 11230.

The Reporting Person and its general partners have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person and its general partners have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

As of the date hereof, the Reporting Person is deemed to beneficially own 1,530,000 Shares. All of the Shares were acquired or may be acquired through the conversion of convertible debenture securities of the Issuer held by the Reporting Person. The debentures were purchased for an aggregate purchase price of $375,000.00. No funds were borrowed to purchase any of the Shares.

Item 4.  Purpose of Transactions

The Shares deemed to be beneficially owned by the Reporting Person were acquired for, and are being held for, investment purposes. The Reporting Person has no plan or proposal that relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.


Item 5.  Interest in Securities of Issuer

As of the date hereof, the Reporting Person is deemed to be the beneficial owner of 1,200,000 Shares. Based on coversations with the Issuer and the Issuer's pending filing on Form 10-K in August, 1997, as of July 25, 1997 there were 15,028,373 Shares outstanding. Therefore, the Reporting Person is deemed to beneficially own 7.4% of the outstanding Shares. The Reporting Person has the power to vote, direct the vote, dispose of or direct the disposition of all the Shares that he is deemed to beneficially own.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person has no contract, arrangement, understanding or relationship with any person with respect to the Shares.






Signature

The undersigned, after reasonable inquiry and to the best of his knowledge and belief, certify that the information set forth in this statement is true, complete and correct.



                                       /s/Leon Moses
                                      __________________
                                          Leon Moses